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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13G


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ______________)*



                              ProBusiness Services, Inc.
                     ---------------------------------------------
                                   (NAME OF ISSUER)


                                     Common Stock
                     ---------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)


                                    742674  10  4
                     ---------------------------------------------
                                    (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)


                               Page 1 of 8 Pages

 CUSIP NO.  742674  10  4               13G               PAGE 2 OF 8 PAGES

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THOMAS H. SINTON
        ###-##-####
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
-------------------------------------------------------------------------------
                     5   SOLE VOTING POWER

                         857,614
 NUMBER OF SHARES    ----------------------------------------------------------
   BENEFICIALLY      6   SHARED VOTING POWER
   OWNED BY EACH
 REPORTING PERSON        1,929,088
       WITH          ----------------------------------------------------------
                     7   SOLE DISPOSITIVE POWER

                         857,614
                     ----------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER

                         1,929,088
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,786,702
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        25.0%
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

 CUSIP NO.  742674  10  4               13G               PAGE 3 OF 8 PAGES

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JANE N. SINTON
        ###-##-####
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
-------------------------------------------------------------------------------
                     5   SOLE VOTING POWER

                         33,668
 NUMBER OF SHARES    ----------------------------------------------------------
   BENEFICIALLY      6   SHARED VOTING POWER
   OWNED BY EACH
 REPORTING PERSON        1,929,088
       WITH          ----------------------------------------------------------
                     7   SOLE DISPOSITIVE POWER

                         33,668
                     ----------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER

                         1,929,088
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,962,756
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        17.6%
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                         *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 742674 10 4                                      Page 4 of 8 Pages

ITEM 1.

     (a)     Name of Issuer:
             PROBUSINESS SERVICES, INC.

     (b)     Address of Issuer's Principal Executive Offices:
             4125 HOPYARD ROAD
             PLEASANTON, CA  94588

ITEM 2.

     (a)     Name of Person Filing:
             THOMAS H. SINTON
             JANE N. SINTON

     (b)     Address of Principal Business Office or, if none, Residence:
             4125 HOPYARD ROAD
             PLEASANTON, CA  94588

     (c)     Citizenship:
             USA

     (d)     Title of Class of Securities:
             COMMON STOCK

     (e)     CUSIP Number:
             742674  10  4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:
     (a) / / Broker or Dealer registered under Section 15 of the Act
     (b) / / Bank as defined in section 3(a)(6) of the Act
     (c) / / Insurance Company as defined in section 3(a)(19) of the Act
     (d) / / Investment Company registered under section 8 of the Investment Company Act
     (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see Section 240.13d-1(b)(1)(ii)(F)

CUSIP No. 742674 10 4                                      Page 5 of 8 Pages

     (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)
             (ii)(G) (Note: See Item 7)
     (h) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.      OWNERSHIP.

     (a)     Amount Beneficially Owned:
             THOMAS H. SINTON    2,786,702 (1)
             JANE N. SINTON      1,962,756 (2)

     (b)     Percent of Class:
             THOMAS H. SINTON    25.0%
             JANE N. SINTON      17.6%

     (c)     Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote
                            THOMAS H. SINTON         857,614(3)
                            JANE N. SINTON            33,668(3)

                       (ii) shared power to vote or to direct the vote
                            THOMAS H. SINTON       1,929,088(4)
                            JANE N. SINTON         1,929,088(4)

                      (iii) sole power to dispose or direct the disposition of
                            THOMAS H. SINTON         857,614(3)
                            JANE N. SINTON            33,668(3)

                       (iv) shared power to dispose or direct the disposition of
                            THOMAS H. SINTON       1,929,088(4)
                            JANE N. SINTON         1,929,088(4)

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following / /.

--------------------------

(1) Includes 100,000 shares held by Thomas H. Sinton in his name only, 1,929,088 shares held by Thomas and Jane Sinton as community property, including 37,982 shares which are subject to call options established pursuant to option agreements dated 10/31/92, 628,598 shares held by the Thomas H. Sinton and Jane Nibley Sinton 1989 Irrevocable Trust of which Thomas H. Sinton is trustee and which is for the benefit of the Sintons' children, 112,632 shares held by the Silas D. Sinton Trust Estate of which Thomas H. Sinton is trustee, which is for the benefit of his father, and in which Thomas H. Sinton holds a remainder interest, and 16,384 shares held by the Silas Jack Sinton Family Trust of which Thomas
     H. Sinton is trustee and which is for the benefit of his brother.

(2) Includes 33,668 shares held by Jane N. Sinton as custodian for the Sintons' children and 1,929,088 shares held by Thomas and Jane Sinton as community property, including 37,982 shares which are subject to call options established pursuant to option agreements dated 10/31/92.

(3)  Excludes shares held as community property.

(4)  Includes only shares held as community property.

CUSIP No. 742674 10 4                                      Page 6 of 8 Pages

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          SEE FOOTNOTES 1 AND 2 ON PREVIOUS PAGE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          NOT APPLICABLE

ITEM 10.  NOT APPLICABLE

CUSIP No. 742674 10 4                                      Page 7 of 8 Pages
                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 1998                Signature:  /s/ Thomas H. Sinton
                                                  -----------------------------

                                        Name:      Thomas H. Sinton

                                        Title:     Chairman, President, and CEO



                                        Signature:  /s/ Jane N. Sinton
                                                  -----------------------------

                                        Name:      Jane N. Sinton

CUSIP No. 742674 10 4                                      Page 8 of 8 Pages

                                      EXHIBIT A
                                      ---------

                      AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


     THE UNDERSIGNED HEREBY agree to file with the Securities and Exchange Commission a joint Schedule 13G on behalf of each of the undersigned with respect to their ownership of shares of Common Stock of ProBusiness Services, Inc.

Date:  February 11, 1998           Signature:  /s/ Thomas H. Sinton
                                             ----------------------------------

                                   Name:      Thomas H. Sinton

                                   Title:     Chairman, President, and CEO



                                   Signature:  /s/ Jane N. Sinton
                                             ----------------------------------

                                   Name:      Jane N. Sinton